June 27, 2014

JAMES D. EVANS	EMAIL: JEVANS@FENWICK.COM DIRECT DIAL: (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Riedler
Scot Foley
John Krug
Donald Abbott
Lisa Vanjoske

Re:	Trupanion, Inc.
Registration Statement on Form S-1
File No. 333-196814

Ladies and Gentlemen:

On behalf of Trupanion, Inc. (the “Company”), and in connection with the submission of a letter dated April 9, 2014 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 28, 2014 (the “First Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on February 28, 2014 (in the form filed with the Commission on June 16, 2014, the “Registration Statement”), we submit this supplemental letter to further address comment 25 of the First Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY TRUPANION, INC.

TRUPANION-1

Securities and Exchange Commission

Division of Corporation Finance

June 27, 2014

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Estimates

Stock-Based Compensation, page 74

25.	Please provide us an analysis of each significant factor contributing to the difference, to the extent that it is significant, between the common stock fair value as of the most recent valuation date and the estimated IPO price.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The Company also notes that the actual price range included in the preliminary prospectus (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 from the low end to the high end. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed offering, including discussions that took place on June 26, 2014 between senior management of the Company and representatives of RBC Capital Markets, LLC, Barclays Capital Inc. and Stifel, Nicolaus & Company, Incorporated, the lead underwriters. The parameters of the Bona Fide Price Range that will be included in the preliminary prospectus will be subject to then-current market conditions and continuing discussions with the lead underwriters, as well as further business developments impacting the Company.

Prior to June 26, 2014, the Company had not held formal discussions with the underwriters regarding a price range for the initial public offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful initial public offering as of June 26, 2014 with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as July 7, 2014. We are providing this information to you supplementally to facilitate your review process.

We also supplementally advise you that the Company granted options to purchase 168,750 shares of Common Stock on June 13, 2014 with an exercise price of $12.27 per share. The exercise price and fair value of the underlying Common Stock used to calculate the related stock-based compensation expense was determined by the Company’s Board of Directors based in part on a third-party valuation, which determined that the fair value of the Common Stock was $12.27 per share as of June 10, 2014. The Company’s business enterprise value for the

*Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY TRUPANION, INC.

TRUPANION-2

Securities and Exchange Commission

Division of Corporation Finance

June 27, 2014

valuation used for the June 2014 grants also reflected a non-marketability discount of 6%, which the Company believes was appropriate given the length of time prior to the public filing of the Registration Statement and to the actual marketing of the proposed offering. As of the date of this letter, the Company has not granted any additional options since the grant of such options and does not anticipate that it will do so prior to the completion of the proposed offering. In the event that any additional options are granted prior to the completion of the proposed offering, such options would be granted on the date of the pricing of the proposed offering with an exercise price equal to the per share price to the public for the offering.

The Company does not believe that there is a significant difference between the Preliminary Price Range and the fair value of the Common Stock underlying the options granted in June 2014, given that the fair value utilized for such grants falls within the Preliminary Price Range and there is only an approximately [***]% difference from the midpoint of the Preliminary Price Range and the fair value of the Common Stock underlying the options granted in June 2014. In addition, the Company respectfully submits that that except as further described below there were no additional significant factors that contributed to the difference between the midpoint of the Preliminary Price Range and such fair value determination. The Company notes that the Preliminary Price Range necessarily assumes that the proposed offering will have been consummated in the near term and that a public market for the Common Stock has been created. The Preliminary Price Range, therefore, excludes any marketability or illiquidity discount for the Common Stock and does not give any weighting to a delayed IPO or a sale of the Company scenario, all of which are factors that were appropriately taken into account and reflected in the fair value determination made earlier this month.

Sincerely,

/s/ James D. Evans

James D. Evans

cc:

Darryl Rawlings, Chief Executive Officer

Michael Banks, Chief Financial Officer

Asher Bearman, General Counsel

Trupanion, Inc.

Alan Smith, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Peter Astiz, Esq.

Trent Dykes, Esq.

Andrew Ledbetter, Esq.

DLA Piper LLP (US)

*Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY TRUPANION, INC.

TRUPANION-3